EXHIBIT 3.1

CERTIFICATE OF DESIGNATION OF THE RELATIVE RIGHTS AND
PREFERENCES
OF THE
SERIES B-1 CONVERTIBLE PREFERRED STOCK
AND
SERIES B-2 PREFERRED STOCK
OF
IGI LABORATORIES, INC.

The undersigned, the Chief Executive Officer of IGI Laboratories, Inc., a Delaware corporation (the “Corporation”), in accordance with the provisions of the Delaware General Corporation Law, does hereby certify that, pursuant to the authority conferred upon the Board of Directors by the Amended and Restated Certificate of Incorporation of the Corporation, the following resolution creating a series of Series B-1 Convertible Preferred Stock and Series
B-2 Preferred Stock, was duly adopted on March 12, 2009:

RESOLVED, that the Board of Directors of the Corporation, pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by the provisions of the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), created out of the shares of Preferred Stock, par value $.01 per share, of the Corporation authorized in Article Fourth of the Certificate of Incorporation (the “Preferred Stock”), a series of Preferred Stock designated “Series B-1 Convertible Preferred Stock” consisting of One Thousand Thirty (1,030) shares, and a series of Preferred Stock designated “Series B-2 Preferred Stock” consisting of Seven Hundred Forty Seven (747) shares, which shall have the following designations, powers, preferences and relative and other special rights and the following qualifications, limitations and restrictions:

1.

Designation and Rank.

(a)  Designation. The designation of such series of the Preferred Stock shall be Series B-1 Convertible Preferred Stock, par value $0.01 per share (the “Series B-1 Preferred Stock”) and Series B-2 Preferred Stock, par value $0.01 per share (the “Series B-2 Preferred Stock” and collectively with the Series B-1 Preferred Stock, the “Series B Preferred Stock”). The maximum number of shares of Series B-1 Preferred Stock shall be One Thousand Thirty (1,030) shares and the maximum number of shares of Series B-2 Preferred Stock shall be Seven Hundred Forty Seven (747). For purposes of this Certificate of Designation, “Original Issue Price” shall mean $6,000.00 per share on each issued and outstanding share of Series B Preferred Stock.

(b)  Rank. The Series B-1 Preferred Stock and Series B-2 Preferred Stock shall, with respect to rights upon liquidation, winding up, dissolution, redemption or otherwise, rank pari passu with one another. The Series B Preferred Stock shall, with respect to rights upon liquidation, winding up, dissolution, redemption or otherwise, rank (i) junior to the Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Corporation, and to each other class and series of equity securities of the Corporation which specifically by its terms does not rank on parity with or junior to the Series B Preferred Stock (“Senior Stock”) and (ii) senior to the common stock, par value $.01 per share (the “Common Stock”), and to each other class and series of equity securities of the Corporation which specifically by its terms does not rank on a parity with or senior to the Series B Preferred Stock (“Junior Stock”).

2.  Dividends. From and after the date of the issuance of shares of Series B Preferred Stock (“Issuance Date”), the holders of such shares of the Series B Preferred Stock shall be entitled to receive, out of funds legally available therefor, when and if declared by the Board of Directors, quarterly dividends at the annual rate of five percent (5%) of the Original Issue Price on each outstanding share of Series B Preferred Stock, subject to appropriate adjustment to reflect any stock split, stock dividend, reverse stock split or similar corporate event affecting the Series B Preferred Stock (the “Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not earned or declared, commencing on the last day of the calendar quarter in which they would otherwise be declared; provided however, that except as provided in Sections 4 and 5 hereof, the Corporation shall be under no obligation to pay such Accruing Dividends unless so declared by the Board of Directors.

3.  Voting Rights.

(a)  Series B-1 Preferred Stock.

(i)  Class Voting Rights. The Series B-1 Preferred Stock shall have the following class voting rights (in addition to the voting rights set forth in Sections 3(a)(ii) and 3(a)(iv) hereof, and as otherwise may be required by law). So long as any shares of the Series B-1 Preferred Stock remain outstanding, the Corporation shall not, and shall not permit any subsidiary to, without the affirmative vote or consent of the holders of at least a majority of the shares of the Series B-1 Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting, in which the holders of the Series B-1 Preferred Stock vote separately as a class (i) authorize, create, or issue any class or series of capital stock ranking, either as to payment of dividends, distributions of assets upon liquidation or otherwise, or redemptions, prior to or on parity with the Series B-1 Preferred Stock or the Series B-2 Preferred Stock and (ii) authorize any redemptions or repurchases of Common Stock, or repurchase or redeem any Common Stock, except for repurchases or redemptions of Common Stock from employees of the Corporation upon such employees’ termination of employment from the Corporation pursuant to the terms and conditions of agreements which provide the Corporation the right to repurchase such capital stock upon such termination of employment.

(ii)  General Voting Rights. In addition to the class voting rights set forth in Section 3(a) hereof, the Series B-1 Preferred Stock shall be entitled to vote, on an as-converted basis (subject to any conversion or voting limitation set forth in Section 3(a)(iii) below, including the Issuance Cap (as defined below)), together as a single class, with the holders of the Common Stock and all other series and classes of stock permitted to vote with Common Stock on all matters submitted to a vote of holders the Common Stock, except with respect to matters in respect of which one or more other classes of Common Stock is entitled to vote as a separate class under the Delaware General Corporation Law or the provisions of the Certificate of

Incorporation. The Common Stock into which the Series B-1 Preferred Stock is convertible shall, upon issuance, have all of the same voting rights as other issued and outstanding Common Stock of the Corporation.

(iii)  Conversion and Voting Limitations.  Until such time as the Corporation obtains stockholder approval for (i) the issuance of the Series B-1 Preferred Stock on the Initial Issuance Date (as defined below) and upon conversion of the Series B-1 Convertible Notes (as defined below) (and the Common Stock into which such Series B-1 Preferred Stock is convertible) and (ii) any change of control relating from such issuance is obtained, each pursuant to the applicable requirements of Section 713 of the NYSE Alternext Company Guide (“Stockholder Approval”), (A) the holders of the Series B-1 Convertible Notes shall not be entitled to convert the Series B-1 Convertible Notes into shares of Series B-1 Preferred Stock pursuant to the terms thereof; provided, however, that in the event of a Liquidation Event on or before the maturity date of the Series B-1 Convertible Notes and prior to receipt of Stockholder Approval, the Series B-1 Convertible Notes shall automatically convert into shares of Series B-1 Preferred Stock pursuant to the terms thereof and (B) the holders of shares of Series B-1 Preferred Stock shall not be entitled to convert their shares of Series B-1 Preferred Stock into, in the aggregate, Common Stock in excess of 19.9% (the "Issuance Cap") of the shares of Common Stock issued and outstanding on the trading date immediately prior to the date on which shares of Series B-1 Preferred Stock are first purchased (the "Initial Issuance Date"). The number of shares of Common Stock that may be acquired by all holders of Series B-1 Preferred Stock upon conversion of such shares of Series B-1 Preferred Stock pursuant to Section 5, and the number of shares of Series B-1 Preferred Stock that shall be entitled to class voting rights pursuant to this Section 3(a), shall be limited, on a pro rata basis, to the extent necessary to ensure that, following such conversion (or deemed conversion for voting purposes), the number of shares of Common Stock issuable upon the conversion (or deemed conversion for voting purposes) of all shares of Series B-1 Preferred Stock does not exceed the Issuance Cap. Each delivery of a Conversion Notice by a holder of Series B-1 Preferred Stock will constitute a representation by such holder of Series B-1 Preferred Stock that it has evaluated the limitation set forth in this paragraph and determined, subject to the accuracy of information filed under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, with respect to the outstanding Common Stock of the Corporation, that the issuance of the full number of shares of Common Stock requested in such Conversion Notice is permitted under this paragraph. This paragraph shall be construed and administered in such manner as shall be consistent with the intent of the first sentence of this paragraph. Any provision hereof which would require a result that is not consistent with such intent shall be deemed severed herefrom and of no force or effect with respect to the conversion contemplated by a particular Conversion Notice. The “Series B-1 Convertible Notes” shall mean those certain Secured Convertible Promissory Notes in favor of the holders of Series B Preferred Stock dated as of the Initial Issuance Date, which shall be convertible into shares of Series B-1 Preferred Stock pursuant to their terms upon Stockholder Approval.

(iv)  Board Seats. For so long as any shares of Series B-1 Preferred Stock remain outstanding, the holders of the Series B-1 Preferred Stock, voting separately as one class, shall be entitled to elect one (1) member of the Board of Directors of the Corporation; provided, however, that after the Stockholder Approval is obtained, the holders of Series B-1 Preferred

Stock voting separately as one class, shall be entitled to elect two (2) members of the Board of Directors of the Corporation. At any meeting (or in a written consent in lieu thereof) held for the purpose of electing directors, the presence in person or by proxy (or the written consent) of the holders of at least a majority in interest of the then outstanding shares of Series B-1 Preferred Stock shall constitute a quorum of the Series B-1 Preferred Stock for the election or removal of directors to be elected solely by the holders of the Series B-1 Preferred Stock. A vacancy in any directorship elected by the holders of the Series B-1 Preferred Stock shall be filled only by vote or written consent of the holders of the Series B-1 Preferred Stock, consenting or voting, as the case may be, separately as one class. The directors to be elected by the holders of the Series B-1 Preferred Stock, voting separately as one class, shall serve for terms extending from the date of their election and qualification until the time of the next succeeding annual meeting of stockholders and until their successors have been duly elected and qualified. If at any time any directorship to be filled by the holders of Series B-1 Preferred Stock, voting separately as one class, pursuant to this Section 3(a)(iii) has been vacant for a period of thirty days, the Secretary of the Corporation shall, upon the written request of the holders of record of shares representing at least 25% of the voting power of the Series B-1 Preferred Stock then outstanding, call a special meeting of the holders of Series B-1 Preferred Stock for the purpose of electing a director or directors to fill such vacancy or vacancies.

(b)  Series B-2 Preferred Stock. The Series B-2 Preferred Stock shall have no voting rights, other than as otherwise required by law.

4.  Liquidation, Dissolution and Winding-Up.

(a)  Liquidation Event. Upon a Liquidation Event (as defined below), the holders of the shares of Series B Preferred Stock then outstanding shall be paid out of the assets of the Corporation available for distribution to stockholders, an amount equal to the greater of (i) the Original Issue Price per share (subject to appropriate adjustment to reflect any stock split, stock dividend, reverse stock split or similar corporate event affecting the Series B Preferred Stock) plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, and any other dividends declared but unpaid thereon and (ii) such amount per share as would have been payable had each share been converted to Common Stock pursuant to Section 5 immediately prior to the Liquidation Event, before any payment shall be made to the holders of Common Stock or any other Junior Stock but after any payment has been made to the holders of Series A Preferred Stock or any other Senior Stock. If upon any Liquidation Event, the assets to be distributed to the holders of the Series B Preferred Stock shall be insufficient to permit payment to such stockholders of the full preferential amounts aforesaid, then all of the assets of the Corporation available for distribution to holders of the Series B Preferred Stock shall be distributed to such holders of the Series B Preferred Stock pro rata, in proportion to the full respective distributable amounts to which they are entitled. For purposes of Section 4(a)(ii) above, the Series B-2 Preferred Stock shall be deemed to convert into Common Stock on the same terms as the Series B-1 Preferred Stock as set forth in Section 5 after applying any adjustment to the Series B-2 Preferred Stock as would have been applied to the Series B-1 Preferred Stock pursuant to Section 5 based on an event that occurred after the issuance of Series B-2 Preferred Stock.

(b)  Distribution. Upon any Liquidation Event, immediately after the holders of any Senior Stock and Series B Preferred Stock shall have been paid in full pursuant to Section 4(a) above, the remaining net assets of the Corporation available for distribution shall be distributed pro rata among the holders of Common Stock and any Junior Stock and the holders of the Series B Preferred Stock shall not be entitled to any further participation as such in any distribution of the assets of the Corporation.

(c)  Liquidation Event. A “Liquidation Event” means the liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. Notwithstanding the foregoing, a consolidation or merger of the Corporation with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Corporation, or the effectuation by the Corporation of a transaction or series of transactions in which more than 50% of the voting shares of the Corporation is disposed of or conveyed, shall be deemed to be a Liquidation Event within the meaning of the provisions of this Section 4.

(d)  Restrictions on a Liquidation Event. The Corporation shall not effect any transaction constituting a deemed Liquidation Event pursuant to Section 4(c) unless (i) the agreement or plan of merger or consolidation provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 4(a) and 4(b) or (ii) the holders of at least fifty (50%) of the shares of each of the Series B-1 Preferred Stock and Series B-2 Preferred Stock then outstanding specifically consent in writing to the allocation of such consideration in a manner different from that provided in Sections 4(a) and 4(b).

(e)  Treatment of Liquidation Event.

(i)  Transaction Payment. No less than forty-five (45) days prior to the payment date in connection with the consummation of a Liquidation Event, the Corporation, or if the Corporation is not a party to such transaction, the holders of shares of capital stock of the Corporation that are parties to such transaction, shall provide the holders of Series B Preferred Stock written notice of such event (the “Event Notice”). Unless the holders of at least greater than 50% of the then outstanding shares of each of the Series B-1 Preferred Stock and Series B-2 Preferred Stock then outstanding deliver a notice to the Corporation within five (5) business days after receipt of an Event Notice stating that such Liquidation Event shall not be treated as a Liquidation Event, such event shall be deemed to have been elected by such holders to be treated as a Liquidation Event in which case the Corporation shall, and each holder of Series B Preferred Stock shall be entitled to require that, prior to or concurrently with consideration from any such Liquidation Event being paid to the Corporation (if the consideration is to be received by the Corporation in an asset transaction), or by any third party to stockholders of the Corporation other than holders of Series B Preferred Stock (if the consideration is to be received directly by such stockholders in a merger, consolidation, stock purchase or similar transaction), a payment (the “Transaction Payment”) shall be made to the holders of Series B Preferred Stock in an amount equal to the amount that the holder of Series B Preferred Stock would have received had the entire consideration in the transaction (with respect to a Liquidation Event involving the sale of all or substantially all the assets of the Corporation, net of any liabilities of the Corporation not assumed or otherwise paid by the acquiring entity) been deemed assets available for distribution to the stockholders of the Corporation upon liquidation pursuant to Section 4(a).

(ii)  Payment of Transaction Payment. If securities of the acquiring entity (the “Acquiring Entity Stock”) or other property are issued to the holders of the Corporation’s Series B Preferred Stock and Common Stock in the Liquidation Event, then, the Transaction Payment shall be paid to the holders of Series B Preferred Stock in such portions of cash, property or Acquiring Entity Stock, such that all holders of Series B Preferred Stock and Common Stock shall receive the same proportion of cash, property and Acquiring Entity Stock in respect of the amounts to which they are entitled pursuant to Section 4(a). The Acquiring Entity Stock utilized to make the Transaction Payment, if any, shall have the same rights, preferences and restrictions (including whether the issuance or sale of such Acquiring Entity Stock is registered or entitled to registration rights under the Securities Act of 1933, as amended) as the Acquiring Entity Stock issued to the holders of Common Stock in the Liquidation Event. Notwithstanding the foregoing, neither the Corporation nor the acquiring entity shall be obligated to deliver certificates evidencing the Acquiring Entity Stock or other property deliverable to a holder of Series B Preferred Stock as a result of the Liquidation Event unless and until the certificates representing shares of Series B Preferred Stock held by such holder of Series B Preferred Stock are either delivered to the Corporation or the acquiring entity, or their respective transfer agents, as the Corporation and the acquiring entity may require, duly endorsed in blank for transfer, or the holder certifies in writing to the Corporation or the acquiring entity, or their respective transfer agents, as the Corporation and the acquiring entity may require, that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation or such acquiring entity to indemnify the Corporation and/or such acquiring entity from any loss incurred by it in connection with such certificates. The value of the Acquiring Entity Stock or other property determined as follows shall be used for purposes of determining the amount of the entire consideration in the transaction, the Transaction Payment and the payment thereof:

(1)  If the consideration received by the Corporation or its stockholders (“Proceeds”) is other than cash or evidences of indebtedness (for which the value thereof shall be deemed to be the principal amount thereof), its value will be deemed its fair market value, determined as follows:

i)  Any securities (including any Acquiring Entity Stock) included in the Proceeds shall be valued at the average Closing Price for a period of twenty-five (25) consecutive trading days immediately preceding such date.

ii)  Any Proceeds other than cash, evidences of indebtedness, and securities valued in accordance with i) above shall have the fair market value of such Proceeds as determined in good faith, by the Board on the date such determination is made.

(2)  The foregoing methods for valuing Proceeds to be distributed or delivered in connection with a Liquidation Event shall, upon approval by the stockholders of the definitive agreements governing the Liquidation Event, be superseded by any determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii)  Contingent Consideration. In the event of a Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow or is payable to the stockholders of the Corporation subject to contingencies, the definitive acquisition agreement relating thereto shall provide that (i) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with this Section 4(e) as if the Initial Consideration were the only consideration payable in connection with such Liquidation Event and (ii) any additional consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with this Section 4(e) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

5.  Conversion. Each holder of Series B-1 Preferred Stock shall have the following conversion rights (the “Conversion Rights”):

(a)  Right to Convert. At any time on or after the Issuance Date, the holder of any such shares of Series B-1 Preferred Stock may, at such holder’s option, convert all or any portion of any shares of Series B-1 Preferred Stock held by such person into the Conversion Amount. The Corporation shall keep written records of the conversion of the shares of Series B-1 Preferred Stock converted by each holder. A holder shall be required to deliver the original certificates representing the shares of Series B-1 Preferred Stock upon complete conversion of the Series B-1 Preferred Stock.

(b)  Mechanics of Voluntary Conversion. The Voluntary Conversion of Series B-1 Preferred Stock shall be conducted in the following manner:

(i)  Holder’s Delivery Requirements. To convert Series B-1 Preferred Stock into full shares of Common Stock on any date, the holder thereof shall deliver a fully executed notice of conversion in the form attached hereto as Exhibit I (the “Conversion Notice”), to the Corporation, together with the certificates representing the shares being converted (or an indemnification undertaking, and at the option of the Corporation, in addition, a bond, with respect to such shares in the case of their loss, theft or destruction) (the “Preferred Stock Certificates”). The conversion will be effective upon receipt by the Corporation of the foregoing, which shall be the Voluntary Conversion Date.

(ii)  Record Holder. The person or persons entitled to receive the shares of Common Stock issuable upon a conversion of the Series B-1 Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

(c)  Mandatory Conversion.

(i)  Subject to the provisions set forth below, each share of Series B-1 Preferred Stock outstanding on the Mandatory Conversion Date shall automatically and without any action on the part of the holder thereof convert into the Conversion Amount (a “Mandatory Conversion”).

(ii)  As used herein, a “Mandatory Conversion Date” shall mean the earlier of the date that (i) the Closing Price of the Common Stock shall have exceeded $1.20 for a period of twenty-five (25) consecutive trading days immediately preceding such date and (ii) as determined by the affirmative vote or consent of the holders of at least a majority of the shares of the Series B-1 Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting. The Mandatory Conversion Date and the Voluntary Conversion Date collectively are referred to in this Certificate of Designation as the “Conversion Date”

(iii)  On the Mandatory Conversion Date, the outstanding shares of Series B-1 Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the Preferred Stock Certificates are surrendered to the Corporation or its transfer agent. Upon the occurrence of the automatic conversion of the Series B-1 Preferred Stock pursuant to this Section 5(c), the holders of the Series B-1 Preferred Stock shall promptly surrender the Preferred Stock Certificates representing the Series B-1 Preferred Stock to the Corporation and the Corporation, upon surrender of the Preferred Stock Certificates, shall promptly deliver the shares of Common Stock issuable upon such conversion.

(d)  Conversion Amount.

(i)  The term “Conversion Amount” shall mean 14,634 shares of Common Stock, subject to adjustment under Section 5(e) hereof, per share of Series B-1 Preferred Stock, plus such number of shares of Common Stock as shall equal (x) the accrued and unpaid dividends on the Series B-1 Preferred Stock as of the date of conversion divided by (y) $0.41.

(ii)  The term “Closing Price” shall mean, for any security as of any date, the last reported price of such security on the NYSE Alternext or other National Securities Exchange on which such securities trade, or the closing bid price, on the OTC Bulletin Board or other applicable principal trading market for such security as reported by Bloomberg, or, if no closing bid price is reported for such security by Bloomberg, the last closing trade price of such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such security as reported in the “pink sheets” by the National Quotation Bureau, Inc. If the Closing Price cannot be calculated for such security on such date on any of the foregoing bases, the Closing Price of such security on such date shall be the fair market value as reasonably determined by the Board of Directors of the Corporation.

(e)  Adjustments of Conversion Amount.

(i)  Adjustments for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Issuance Date, effect a stock split of the outstanding Common Stock, the Conversion Amount shall be proportionately increased. If the Corporation shall at any time or from time to time after the Issuance Date, combine the outstanding shares of Common Stock, the Conversion Amount shall be proportionately decreased. Any adjustments under this Section 5(e)(i) shall be effective at the close of business on the date the stock split or combination occurs.

(ii)  Adjustments for Certain Dividends and Distributions. If the Corporation shall at any time or from time to time after the Issuance Date, make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in shares of Common Stock, then, and in each event, the Conversion Amount shall be increased as of the time of such issuance or, in the event such record date shall have been fixed, as of the close of business on such record date, by multiplying, as applicable, the Conversion Amount then in effect by a fraction:

(1)  the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; and

(2)  the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date.

(iii)  Adjustment for Other Dividends and Distributions. If the Corporation shall at any time or from time to time after the Issuance Date, make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in securities of the Corporation other than shares of Common Stock, then, and in each event, an appropriate revision to the applicable Conversion Amount shall be made and provision shall be made (by adjustments of the Conversion Amount or otherwise) so that the holders of Series B-1 Preferred Stock shall receive upon conversions thereof, in addition to the number of shares of Common Stock receivable thereon, the number of securities of the Corporation which they would have received had their Series B-1 Preferred Stock been converted into Common Stock immediately prior to such event (or the record date for such event, if applicable) and had thereafter, during the period from the date of such event to and including the Conversion Date, retained such securities (together with any distributions payable thereon during such period), giving application to all adjustments called for during such period under this Section 5(e)(iii) with respect to the rights of the holders of the Series B-1 Preferred Stock.

(iv)  Adjustments for Reclassification, Exchange or Substitution. If the Common Stock issuable upon conversion of the Series B-1 Preferred Stock at any time or from time to time after the Issuance Date shall be changed to the same or different number of shares of any class or classes of stock, whether by reclassification, exchange, substitution or otherwise

(other than by way of a stock split or combination of shares or stock dividends provided for in Sections 5(e)(i), (ii) and (iii), then, and in each event, an appropriate revision to the Conversion Amount shall be made and provisions shall be made (by adjustments of the Conversion Amount or otherwise) so that the holder of each share of Series B-1 Preferred Stock shall have the right thereafter to convert such share of Series B-1 Preferred Stock into the kind and amount of shares of stock and other securities receivable upon reclassification, exchange, substitution or other change, by holders of the number of shares of Common Stock into which such share of Series B-1 Preferred Stock might have been converted immediately prior to such reclassification, exchange, substitution or other change, all subject to further adjustment as provided herein.

(f)  Certificates as to Adjustments. Upon occurrence of each adjustment or readjustment of the Conversion Amount or number of shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock pursuant to this Section 5, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such Series B-1 Preferred Stock a certificate setting forth such adjustment and readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon written request of the holder of such affected Series B-1 Preferred Stock, at any time, furnish or cause to be furnished to such holder a like certificate setting forth such adjustments and readjustments, the Conversion Amount in effect at the time, and the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon the conversion of a share of such Series B-1 Preferred Stock.

(g)  Issue Taxes. The Corporation shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Series B-1 Preferred Stock pursuant thereto; provided, however, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

(h)  Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile or three (3) business days following being mailed by certified or registered mail, postage prepaid, return-receipt requested, addressed to the holder of record at its address appearing on the books of the Corporation. The Corporation will give written notice to each holder of Series B-1 Preferred Stock at least five (5) days prior to the date on which the Corporation closes its books or takes a record (i) with respect to any dividend or distribution upon the Common Stock or (ii) for determining rights to vote with respect to any Liquidation Event and in no event shall such notice be provided to such holder prior to such information being made known to the public. The Corporation will also give written notice to each holder of Series B-1 Preferred Stock at least five (5) days prior to the date on which any Liquidation Event will take place and in no event shall such notice be provided to such holder prior to such information being made known to the public.

(i)  Fractional Shares. The Series B Preferred Stock may be issued in fractional shares. A certificate for a fractional share of Series B Preferred Stock shall entitle the holder to exercise any voting rights, if applicable, receive dividends thereon and participate in any of the assets of the Corporation in the event of liquidation as provided hereunder. No fractional shares of Common Stock shall be issued upon conversion of the Series B-1 Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall at its option either (i) pay cash equal to the product of such fraction multiplied by the average of the Closing Prices of the Common Stock for the five (5) consecutive trading days immediately preceding the Voluntary Conversion Date or Mandatory Conversion Date, as applicable, or (ii) in lieu of issuing such fractional shares issue one additional whole share to the holder.

(j)  Reservation of Common Stock. The Corporation shall, so long as any shares of Series B-1 Preferred Stock are outstanding, reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series B-1 Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the Series B-1 Preferred Stock then outstanding.

6.  Restrictions and Limitations on Corporate Actions. The Corporation will not take any corporate action, whether by merger, consolidation, recapitalization or otherwise, to alter or change the designation or the powers, preferences or rights or the qualifications, limitations or restrictions of the Series B-1 Preferred Stock without the written consent of the holders of at least a majority of the then outstanding shares of Series B-1 Preferred Stock. The Corporation will not take any corporate action, whether by merger, consolidation, recapitalization or otherwise, to alter or change the designation or the powers, preferences or rights or the qualifications, limitations or restrictions of the Series B-2 Preferred Stock without the written consent of the holders of at least a majority of the then outstanding shares of Series B-2 Preferred Stock.

7.  No Preemptive Rights. No holder of the Series B Preferred Stock shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class, or any bond, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

8.  Waiver. The provisions set forth in this Certificate of Designation may be waived on behalf of all the holders of Series B-1 Preferred Stock if in writing and signed by the holders of not less than a majority of the then outstanding shares of Series B-1 Preferred Stock. The provisions set forth in this Certificate of Designation may be waived on behalf of all the holders of Series B-2 Preferred Stock if in writing and signed by the holders of not less than a majority of the then outstanding shares of Series B-2 Preferred Stock.

9.  Lost or Stolen Certificates. Upon receipt by the Corporation of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing the shares of Series B Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Corporation, and if requested by the Corporation, a bond, and, in the case of mutilation, upon surrender and cancellation of the

Preferred Stock Certificate(s), the Corporation shall execute and deliver new preferred stock certificate(s) of like tenor and date.

10.  Construction. This Certificate of Designation shall be deemed to be jointly drafted by the Corporation and all purchasers of the Series B Preferred Stock and shall not be construed against any person as the drafter hereof.

11.  Failure or Indulgence Not Waiver. No failure or delay on the part of a holder of Series B Preferred Stock in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed and subscribed this Certificate and does affirm the foregoing as true this 13th day of March, 2009.

IGI LABORATORIES, INC.

By:	/s/ Rajiv Mathur
Name:	Rajiv Mathur
Title:	President and CEO

[Signature Page to the Certificate of Designation of the Relative Rights and Preferences of the Series B-1 Convertible Preferred Stock and the Series B-2 Preferred Stock]

EXHIBIT I

IGI LABORATORIES, INC.
CONVERSION NOTICE

Reference is made to the Certificate of Designation of the Relative Rights and Preferences of the Series B-1 Preferred Stock of IGI Laboratories, Inc. (the “Certificate of Designation”). In accordance with and pursuant to the Certificate of Designation, the undersigned hereby elects to convert the number of shares of Series B-1 Preferred Stock, par value $.01 per share (the “Preferred Shares”), of IGI Laboratories, Inc., a Delaware corporation (the “Corporation”), indicated below into shares of Common Stock, par value $.01 per share (the “Common Stock”), of the Corporation, by tendering the stock certificate(s) representing the share(s) of Preferred Shares specified below as of the date specified below.

Date of Conversion:

Number of Preferred Shares to be converted:

Stock certificate no(s). of Preferred Shares to be converted:

Conversion Amount:

Number of shares of Common Stock to be issued:

Please issue the Common Stock into which the Preferred Shares are being converted and, if applicable, any check drawn on an account of the Corporation in the following name and to the following address:

Issue to:

Facsimile Number:

Authorization:

By:

Title:

Dated:

I-1